SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2004

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____)

- Press Release dated May 11, 2004
- Press Release dated May 28, 2004
- Eni S.p.A.’s Shareholders’ Meeting Regulation (“The Regulation”), as amended by Shareholders’ AGM held on May 28, 2004
- Eni S.p.A. By-laws as amended by Shareholders’ EGM held on May 28, 2004
- Eni’s S.p.A. First Quarterly 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A. Name : Fabrizio Cosco Title: Company Secretary

Date: June 3, 2004

PRESS RELEASE

ENI: 2004 FIRST QUARTER

Net income: euro 2.1 billion, up 6.9%

Revenues: euro 14.7 billion, up 2.4%

Capital expenditure: euro 1.7 billion, unchanged

Hydrocarbon production: 1.63 million boepd, up 8.7%

Eni’s Board of Directors examined today the Report on the First Quarter of 2004 that shows net income of euro 2,145 million, a euro 139 million increase over the first quarter of 2003, up 6.9%, due to:

•	higher net extraordinary income (euro 308 million), related to a euro 519 million gain on the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA[1];

•	growth in volumes sold in particular in the Exploration & Production and Gas & Power segments. As the price in dollars of Brent remained approximately on the same levels of the first quarter of 2003 (up 1.4%), these positive factors were partly offset by the negative impact estimated in euro 380 million on operating income due to the 16.5% depreciation of the dollar over the euro, mostly due to the conversion of financial statements of subsidiaries with currency other than the euro.

Daily hydrocarbon production amounted to 1,628,000 barrels of oil equivalent (boe) increasing by 130,000 boe, up 8.7%, due to:

•	production increases mainly in Venezuela, Nigeria, Pakistan, Egypt and Kazakhstan;

•	the start-up of new fields in Australia, Angola, Pakistan, Nigeria and Norway. These increases were partly offset by declines in mature fields mainly in Italy, the United Kingdom and the United States and the effect of the divestment of assets in the United Kingdom in 2003. The share of production outside Italy was 82.9% (79.3% in 2003).

Operating income for the first quarter of 2004 totaled euro 3,173 million, a decline of euro 160 million over the first quarter of 2003, down 4.8%, due in particular to the decline recorded by the:

•	Exploration & Production segment (euro 166 million, down 9.6%) related essentially to the depreciation of the dollar over the euro and higher impairment of proved and unproved property (euro 77 million) whose effects were offset in part by higher hydrocarbon production sold (14.7 million boe, up 11.4%), lower exploration costs

(euro 96 million on a constant exchange rate basis) and gains on the divestment of mineral assets (euro 75 million);

•	Refining & Marketing segment (euro 14 million, down 12%) due mainly to the depreciation of the dollar over the euro. These declines were offset in part by an increase in operating income recorded by the Gas & Power segment (euro 43 million, up 2.8%) related essentially to increased volumes sold of natural gas (up 7.2%) and electricity (almost doubled), whose effects were offset by lower commercial margins.

Net sales from operations amounted to euro 14,710 million, representing a euro 351 million increase over the first quarter of 2003, up 2.4%, due essentially to higher volumes sold in Eni’s main operating segments, whose effects were partially offset by the effect of the conversion of financial statements of subsidiaries with currency other than the euro (estimated in euro 415 million).

Net borrowings amounted to euro 11,280 million, a euro 2,263 million decline over December 31, 2003 due to:

•	cash flow generated by operating activities, influenced also by seasonality effects;

•	the divestment of assets (euro 106 million) in particular in the Exploration & Production and Petrochemical segments. These positive factors were offset in part by financial requirements for capital expenditure and investment (euro 1,766 million), the effect of changes in consolidation and the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

Capital expenditure amounted to euro 1,741 million and concerned mainly:

•	development of hydrocarbons fields (euro 1,136 million) in particular in Libya, Iran, Angola, Italy and Kazakhstan;

•	development and maintenance of Eni’s natural gas primary and secondary transport network in Italy (euro 174 million);

•	the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries in order to adjust automotive fuel characteristics to the new specifications decided by the European Union and upgrade of the distribution network in Italy and in the rest of Europe (overall euro 81 million);

•	the continuation of the plan of power station construction (euro 80 million).

[1]	Net extraordinary income for the first quarter of 2003 included a euro 200 million income related to the settlement paid by Edison SpA in relation with the Enimont dispute.

San Donato Milanese (Milan), May 11, 2004

Attachments

Main consolidated financial data

Report on the first quarter: main consolidated financial data

Income Statement	(million €)

Fourth quarter		First quarter
2003		2003	2004	Ch.	% Ch.
13,634	Net sales from operations	14,359	14,710	351	2.4
383	Other income and revenues	151	196	45	29.8
(10,090)	Operating expenses	(10,003)	(10,578)	(575)	(5.7)
(1,419)	Depreciation, amortization and writedowns	(1,174)	(1,155)	19	1.6
2,508	Operating income	3,333	3,173	(160)	(4.8)
(48)	Net financial expense	(31)	(34)	(3)	(9.7)
(85)	Net income (expense) from investments	27	30	3	11.1
2,375	Income before extraordinary items and income taxes	3,329	3,169	(160)	(4.8)
(110)	Net extraordinary (expense) income	191	499	308	161.3
2,265	Income before income taxes	3,520	3,668	148	4.2
(562)	Income taxes	(1,384)	(1,358)	26	1.9
1,703	Income before minority interest	2,136	2,310	174	8.1
(163)	Minority interest	(130)	(165)	(35)	(26.9)
1,540	Net income	2,006	2,145	139	6.9

Operating income by segment	(million €)

Fourth quarter		First quarter
2003		2003	2004	Ch.	% Ch.
1,379	Exploration & Production	1,735	1,569	(166)	(9.6)
1,169	Gas & Power	1,529	1,572	43	2.8
108	Refining & Marketing	117	103	(14)	(12.0)
(63)	Petrochemicals	(17)	2	19	—
91	Oilfield Services Construction and Engineering	60	62	2	3.3
(65)	Other activities	(31)	(81)	(50)	(161.3)
(111)	Corporate and financial companies	(60)	(54)	6	10.0
2,508	Operating income	3,333	3,173	(160)	(4.8)

1

Special items

Information on net income and operating income before special items is not envisaged by either Italian and U.S. GAAP, but Eni provides it with the intent to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

(million €)
Fourth quarter		First quarter
2003		2003	2004
(169)	Asset impairment	(30)	(110)
	Gains on disposal		75
27	Positive (negative) effects of inventory evaluation
(142)	Special items of operating income	(30)	(35)
(110)	Net extraordinary income (expense)	191	499
(252)	Total before taxes	161	464
414	Net effect of asset revaluation
(20)	Other
111	Taxes (estimated)	(56)	48
253	Special items after taxes	105	512

Net income before special items	(million €)

Fourth quarter		First quarter
2003		2003	2004	Ch.	% Ch.
1,287	Net income before special items	1,901	1,633	(268)	(14.1)

Operating income before special items by segment	(million €)

Fourth quarter		First quarter
2003		2003	2004	Ch.	% Ch.
1,466	Exploration & Production	1,765	1,601	(164)	(9)
1,200	Gas & Power	1,529	1,572	43	3
108	Refining & Marketing	117	103	(14)	(12)
(51)	Petrochemicals	(17)	2	19	—
91	Oilfield Services Construction and Engineering	60	62	2	3
(53)	Other activities	(31)	(78)	(47)	(152)
(111)	Corporate and financial companies	(60)	(54)	6	10
2,650	Operating income before special items	3,363	3,208	(155)	(5)

2

PRESS RELEASE

ENI: SHAREHOLDERS’ MEETING APPROVES 2003 FINANCIAL STATEMENTS AND RESOLVES TO PAY A DIVIDEND OF EURO 0.75 PER SHARE

Dividends will be paid as of June 24, 2004, being the ex-dividend date June 21, 2004.

Share buyback continues.

By-Laws and Shareholders’ Meetings Regulation amended pursuant to the Italian Companies law reform.

Independent Auditors appointed for the period 2004-2006.

Eni Shareholders’ Meeting has examined today Eni’s 2003 Consolidated Financial Statements reporting a net income of euro 5.6 billion and resolved to approve Eni S.p.A Financial Statements reporting a net income of euro 2.8 billion, and to pay a dividend of euro 0.75 per share to the shares outstanding at the ex-dividend date, with the exception of the shares owned by Eni on that date; dividends will be paid as of June 24, 2004, being the ex-dividend date June 21, 2004.

Furthermore, Eni Shareholders’ Meeting resolved:

•	to prosecute, until November 30, 2005, Eni Buy-back programme initiated in 2000 which provides for the purchase of a maximum of 400 million Eni shares for an amount not higher than euro 5.4 billion. As of May 27, 2004 Eni purchased, through this programme, 232.4 million shares for a total of euro 3.2 billion;

•	to appoint PricewaterhouseCoopers S.p.A. as Independent Auditors for the three-year period 2004-2006;

•	to amend Article 2.1 of Eni S.p.A.’s Shareholders’ Meeting Regulation;

•	to determine the annual Directors’ compensation, setting in euro 100,000.00 the fixed part of the annual compensation of each non-executive Director in addition to euro 1,000.00 as fee for the participation to each meeting of the Directors’ Committees company bodies established inside the Board of Directors and the reimbursement of the expenses incurred because of the office;

•	amend articles 2.1, 11.2, 12.2, 13, 16.1, 17.2, 17.3, 19.1 19.3, 23 and 28.1 of Eni S.p.A. by-laws.

Eni S.p.A. 2003 Financial Statements

Eni S.p.A. Financial Statements at December 31, 2003 approved by the Shareholders’ Meeting and Eni consolidated Financial Statements at December 31, 2003 are available at Eni S.p.A. Registered Office and the Borsa Italiana S.p.A. (the Italian Stock Exchange).

The minutes of the Meeting will be available within June 4, 2004 at Eni S.p.A. Registered Office and the Borsa Italiana S.p.A..

The above-mentioned documents are available also on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the toll-free number 800 940 924.

Payment of Year 2004 dividends

Eni S.p.A. Shareholders’ Meeting resolved to pay dividends as from June 24, 2004, coupon No. 3, being the ex-dividend date June 21, 2004. As a consequence of the tax legislation in force in Italy as of January 1, 2004, notwithstanding the exceptions indicated below, dividends are no longer entitled to a tax credit. Depending on the beneficiary, the dividend is either subject to a withholding tax or partially taxed. Dividends are entitled to an ordinary tax credit, corresponding to 51.51% of 0.70 euro and a limited tax credit corresponding to 51.51% of 0.05 euro if paid to commercial companies resident of Italy, in particular to joint-stock capital companies during the financial year 2003.

In order to exercise the rights incorporated in the shares owned, Shareholders whose shares are not yet in uncertificated form shall previously deliver said shares to a financial intermediary for their deposit with Monte Titoli S.p.A. (the Italian Securities Register Centre) and their subsequent dematerialisation.

The payment of dividends to Beneficial Owners of ADRs, each of them representing five Eni ordinary shares, listed on the New York Stock Exchange, will be executed through JPMorgan Chase Bank.

Rome, May 28, 2004

Eni S.p.A. By-laws

Part I — Establishment — Name — Registered Office and Duration of the Company

ARTICLE 1

1.1 “Eni S.p.A.” resulting from the transformation of Ente Nazionale Idrocarburi, a public law agency, established by Law 136 of February 10, 1953, is regulated by these by-laws.

ARTICLE 2

2.1 The registered head office of the company is located in Rome, Italy. Eni S.p.A. branches are located: two in San Donato Milanese (MI) and one in Gela (CL).

2.2 Main representative offices, affiliates and branches may be established and/or wound up in Italy or abroad in compliance with the law.

ARTICLE 3

3.1 The company is expected to exist until December 31, 2100. Its duration may be extended one or more times by resolution of the shareholders’ meeting.

Part II — Company Objects

ARTICLE 4

4.1 The company objects are the direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the field of hydrocarbons and natural vapours, such as exploration and development of hydrocarbon fields, construction and operation of pipelines for transporting the same, processing, transformation, storage, utilisation and trade of hydrocarbons and natural vapours, all in respect of concessions provided by law.

The company also has the object of direct and/or indirect management, by way of shareholdings in companies, agencies or businesses, of activities in the fields of chemicals, nuclear fuels, geothermy and renewable energy sources, in the sector of engineering and construction of industrial plants, in the mining sector, in the metallurgy sector, in the textile machinery sector, in the water sector, including derivation, drinking water, purification, distribution and reuse of waters; in the sector of environmental protection and treatment and disposal of waste, as well as in every other business activity that is instrumental, supplemental or complementary with the aforementioned activities. The company also has the object of managing the technical and financial co-ordination of subsidiaries and affiliated companies as well as providing financial assistance on their behalf. The company may perform any operations necessary or useful for the achievement of the company objects; by way of example, it may initiate operations involving real estate, moveable goods, trade and commerce, industry, finance and banking asset and liability operations, as well as any action that is in any way connected with the company objects with the exception of public fund raising and the performance of investment services as regulated by Legislative Decree No. 58 of February 24, 1998.

The company may take shareholdings and interests in other companies or businesses with objects similar, comparable or complementary to its own or those of companies in which it has holdings, either in Italy or abroad, and it may provide real and or personal bonds for its own and others’ obligations, especially guarantees.

Part III — Capital — Shareholdings — Bonds

ARTICLE 5

5.1 The company capital is euro 4,002,936,826.00 (four billion two million nine hundred and thirty-six thousand eight hundred and twenty-six comma zero zero) represented by 4,002,936,826 (four billion two million nine hundred and thirty-six thousand eight hundred and twenty-six) shares of ordinary stock with a nominal value of euro 1.00 (one comma zero zero) each.

5.2 Shares may not be split up and each share is entitled to one vote.

5.3 The fact of being a Shareholder in itself constitutes approval of these by-laws.

5.4 The Board of Directors in execution of the delegation of authority resolved pursuant to Article 2443 of the Civil Code by the Shareholders’ Meeting held on June 6, 2000 approved in the Meetings held on June 21, 2000 and June 7, 2001 to increase the company capital up to euro 3,500,000 (three million five hundred thousand). Therefore the Board resolved to issue up to 3,500,000 (three million five hundred thousand) ordinary shares nominal value euro 1 (one) each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares have been assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code who have achieved the pre-set annual corporate and individual targets. In the two-year period concerned by the Plan the total figure of the commitments of share offerings was 1,428,550 in the year 2000 and 1,851,750 in the year 2001 for a total amount of 3,280,300 shares. Eni share capital will be increased up to the amount corresponding to the shares subscribed until the term of December 31, 2004.

5.5 Pursuant to Article 2443 of the Civil Code, the Board of Directors is delegated to increase the company share capital, for no consideration and within December 31, 2002, in one or more times, pursuant to Article 2349 of the Civil Code, up to euro 1,500,000 (one million five hundred thousand). The Board may therefore issue up to 1,500,000 (one million five hundred thousand) ordinary shares nominal value 1 (one) euro each, bearing regular coupon, by using the Reserve for the issue of shares pursuant to Article 2349 of the Civil Code for a corresponding amount. The shares to be issued will be assigned pursuant to Article 2349 of the Civil Code to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, listed subsidiaries excepted, who have achieved the pre-set 2001 individual targets. The shares will be offered for subscription for no consideration within a month from the expiration of a three-year term commencing as of the date of the communication of the commitment of the offer to the assignee. The company capital will be increased up to the amount corresponding to the shares subscribed until the term of June 30, 2006.

The Board of Directors is empowered to adopt any act to define terms and conditions for the execution of the share capital increase, including but not limited to the approval of the “Regulations of the 2002 Plan of Assignation of Eni S.p.A. shares to be issued pursuant to Article 2349 of the Civil Code”.

ARTICLE 6

6.1 Pursuant to Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, no one, in any capacity, may own company shares that entail a holding of more than 3 per cent of voting share capital.

Such maximum shareholding limit is calculated by taking into account the aggregate shareholding held by the controlling entity, either a physical or legal person or company; its directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; affiliated entities as well as people related to the second degree by blood or marriage, also in the case of a legally separated spouse. Control exists, with reference also to entities other than companies, in the cases envisaged by Article 2359, paragraphs 1 and 2 of the Civil Code. Affiliation exists in the case set forth in Article 2359, paragraph 3 of the Civil Code as well as between entities that directly or indirectly, by way of subsidiaries, other than those managing investment funds, are bound, even with third parties, in agreements regarding the exercise of voting rights or the transfer of shares or portions of third companies or, in any event, in agreements or pacts as per Article 122 of Legislative Decree No. 58 of February 24, 1998 regarding third party companies if said agreements or pacts concern at least 10 per cent of the voting capital, if they are listed companies, or 20 per cent if they are unlisted companies.

The aforementioned shareholding limit (3 per cent) is calculated by taking into account shares held by any fiduciary nominee or intermediary. Any voting rights attributable to voting capital held or controlled in excess of the maximum limit indicated in the foregoing cannot be exercised and the voting rights of each entity to whom such limit on shareholding applies are reduced in proportion, unless otherwise jointly provided in advance by the parties involved. In the event that shares exceeding this limit are voted, any Shareholders’ resolution adopted pursuant to such a vote may be challenged pursuant to Article 2377 of the Civil Code, if the required majority had not been reached without the votes exceeding the aforementioned maximum limit. Shares not entitled to vote are included in the determination of the quorum at shareholders’ meetings.

6.2 Pursuant to Article 2, paragraph 1 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of Industry, Trade and Crafts, retains the following special powers sanctioned in the forms envisaged by the aforementioned Law 474 of 1994:

a) approval to be expressly granted on the acquisition of material shareholdings by entities affected by the shareholding limit as set forth in Article 3 of Law Decree 332 of May 31, 1994, converted with amendments into Law 474 of July 30, 1994, by which are meant those representing 3 per cent of share capital with the right to vote at the ordinary shareholders’ meeting. Approval must be granted within sixty days of the date of notice which must be filed by the Board of Directors at the time request is made for registration in the Shareholders’ book. Until approval is granted and, in any case, after expiration of the term, the transferee can not exercise voting rights and, in any case, non economic rights connected with the shares that represent a material shareholding. In the event that approval is denied or the term expires without such approval, the transferee must sell said shares within one year. Failing to comply, the law courts, at the request of the Minister of Treasury, Budget and Economic Planning, will order the sale of shares that represent a material shareholding according to the procedures as per Article 2359-ter of the Civil Code;

b) approval to be expressly granted as condition for the validity of Shareholders’ or other agreements as per Article 122 of Legislative Decree No. 58 of February 24, 1998,

involving 3 per cent or more of the share capital with the right to vote at ordinary shareholders’ meetings. Until approval of such Shareholders’ or other agreement is granted and, in any case, after expiration of the term, the Shareholders participating in such agreement can not exercise voting rights and, in any case, non economic rights connected with the shares. The power of approval must be exercised within sixty days of the date when CONSOB notifies the Ministry of Treasury, Budget and Economic Planning of pertinent pacts and agreements as per the aforementioned Article 122 of Legislative Decree No. 58 of February 24, 1998. In the event such approval is denied or the term expires without such approval, such agreements are ineffective;

c) veto power with respect to resolutions to dissolve the company, to transfer the business, to merge, to demerge or to transfer the company’s registered office abroad, to change the company objects and to amend the by-laws cancelling or modifying the powers as per letters a), b), c) and d) of this Article;

d) appointment of one member to the Board of Directors and one member to the Board of Statutory Auditors. Should such appointed Director or Auditor lapse, the Minister of Treasury, Budget and Economic Planning in agreement with the Minister of Industry, Trade and Crafts, will appoint his corresponding replacement.

ARTICLE 7

7.1 When shares are fully paid, and if the law so allows, they may be issued to the bearer. Bearer shares may be converted into registered shares and vice-versa. Conversion operations are performed at the Shareholder’s expense.

ARTICLE 8

8.1 In the event, and for whatever reason, a share belongs to more than one person, the rights relating to said share may not be exercised by other than one person or by a proxy for all co-owners.

ARTICLE 9

9.1 The shareholders’ meeting may resolve to increase the company capital and establish terms, conditions and means thereof.

9.2 The shareholders’ meeting may resolve to increase the company capital by issuing shares, including shares of different classes, to be assigned for no consideration pursuant to Article 2349 of the Civil Code.

ARTICLE 10

10.1 Payments on shares are requested by the Board of Directors in one or more times.

10.2 Shareholders who are late in payment are charged an interest calculated at the official discount rate established by the Bank of Italy besides the provisions envisaged in Article 2344 of the Civil Code.

ARTICLE 11

11.1 The company may issue bonds, including convertibles and warrant bonds in compliance with the law.

Part IV — Shareholders’ Meeting

ARTICLE 12

12.1 Ordinary and extraordinary shareholders’ meetings are usually held at the company registered office unless otherwise resolved by the Board of Directors, provided however they are held in Italy.

12.2 Ordinary shareholders’ meetings must be called at least once a year to approve the financial statements, within 180 days of the end of the business year, as the Company approves the Group Financial Statements.

ARTICLE 13

13.1 Shareholders’ meetings are convened through a notice to be published on the Italian Official Gazette, according to the current legislation and in compliance with the rules in force regulating the exercise of the vote by mail.

13.2 Admission to the shareholders’ meeting is subject to the delivery, also for registered shares, of the certification issued by financial intermediaries at least two days before the date of the shareholders’ meeting on first call.

ARTICLE 14

14.1 Each Shareholder entitled to attend the Meeting may also be represented in compliance with the law by a person appointed by written proxy. Incorporated entities and companies may attend the Meeting by way of a person appointed by written proxy. In order to simplify collection of proxies issued by Shareholders who are employees of the company or its subsidiaries and members of Shareholders associations incorporated under and managed pursuant to current legislation regulating proxies collection, notice boards for communications and rooms to allow proxies collection are made available to said associations according to terms and conditions agreed from time to time by the company with the associations representatives.

14.2 The Chairman of the Meeting has to assure the regularity of written proxies and, in general, the right to attend the Meeting.

14.3 The right to vote may also be exercised by mail according to the laws and regulations in force concerning this matter.

14. Eni S.p.A. shareholders’ meetings are disciplined by Eni S.p.A.’s shareholders’ meeting Regulation approved by the ordinary shareholders’ meeting.

ARTICLE 15

15.1 The Meeting is chaired by the Chairman of the Board of Directors, or in the event of absence or impediment, by the Managing Director; in absence of both, by another person, duly delegated by the Board of Directors, failing which the Meeting may elect its own Chairman.

15.2 The Chairman of the Meeting is assisted by a Secretary, who need not be a Shareholder, to be designated by the Shareholders present, and may appoint one or more scrutineers.

ARTICLE 16

16.1 The ordinary shareholders’ meeting decides on all the matters for which it is legally entitled and authorises the transfer of the business.

16.2 Resolutions either at ordinary or extraordinary meetings, either on first, second or third call, must be taken with the majority required by the law in each case.

16.3 Resolutions of the Meeting taken in compliance with the law and these by-laws are binding for all Shareholders even if absent or dissenting.

16.4 The minutes of ordinary meetings must be signed by the Chairman and the Secretary.

16.5 The minutes of extraordinary meetings must be drawn up by a notary public.

Part V — The Board of Directors

ARTICLE 17

17.1 The company is managed by a Board of Directors consisting of no fewer than three and no more than nine members. The shareholders’ meeting determines the number within these limits.

17.2 The Board of Directors is appointed for a period of up to three financial years; this term lapses on the date of the shareholders’ meeting convened to approve the financial statements of the last year of their office. They may be reappointed.

17.3 The Board members, except for the one appointed pursuant to Article 6.2, letter d) of these by-laws, are appointed by the shareholders’ meeting on the basis of lists presented by Shareholders and by the Board of Directors, in such lists the candidates must be listed in numerical order. Should the retiring Board of Directors present its own candidate list, it must be deposited at the company’s registered office and published in at least three Italian newspapers of general circulation, two of them business dailies, at least twenty days before the date set for the first call of the shareholders’ meeting. Candidate lists presented by Shareholders must be deposited at the company registered office and published as indicated in the foregoing at least ten days before the date set for the first call of the shareholders’ meeting.

Each Shareholder may present or take part in the presenting of only one candidate list and each candidate may appear in one list only or he will be ineligible. Companies that are controlling entities or are under common control, as defined by Article 2359, first Paragraph, of the Civil Code, by the same entity of the company presenting a list shall not present nor take part in the presentation of another candidate list. Each candidate may appear in one list only or he will be ineligible. Only those Shareholders who, alone or together with other Shareholders, represent at least 1 per cent of voting share capital at the ordinary shareholders’ meeting may present candidate lists. In order to demonstrate the title on the number of shares necessary to present candidate lists, the Shareholders must present and/or deliver to the company registered office a copy of the certification issued by the authorised financial intermediaries that are depositaries of their shares at least five days prior to the date set for the first call of the shareholders’ meeting.

Together with each list, within the aforementioned time limits, statements must be presented in which each candidate accepts his nomination and attests, in his own responsibility, that he possesses the requisites required by the norms in force for the corresponding appointments and that causes for his ineligibility and incompatibility are non existing.

Each person entitled to vote may vote for a candidate list only.

Board members will be elected in the following manner:

a)	seven tenths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the Shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number;

b)	the remaining Board members will be drawn out from the other candidate lists; to this purpose the votes obtained by each candidate list will be divided by one or two depending on the number of the members to be elected. The quotients thus obtained will be assigned progressively to candidates of each said list in the order given in the lists themselves. Quotients thus assigned to candidates of said lists will be set in one decreasing numerical order. Those who obtain the highest quotients will be elected.

In the event that more than one candidate obtains the same quotient, the candidate elected will be the one of the list that has not hitherto had a Board member elected or that has elected the least number of Board members.

In the event that none of the lists has yet elected a Board member or that all of them have elected the same number of Board members, the candidate from all such lists who has obtained the largest number of votes will be elected. In the event of equal list votes and equal quotient, a new vote will be taken by the entire shareholders’ meeting and the candidate elected will be the one who obtains a simple majority of the votes;

c)	to appoint Board members for any reason not covered by the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law.

17.4 The shareholders’ meeting may, even during the Board’s term of office, change the number of members of the Board of Directors, always within the limits set forth in paragraph 17.1 above, and make the relating appointments. Board members so elected will expire at the same time as the rest of the Board.

17.5 If during the term of office one or more members leave the Board, action will be taken in compliance with Article 2386 of the Civil Code with exception of the Board member appointed pursuant to Article 6.2 letter d) of these by-laws. If a majority of members leaves the Board, the whole Board will be considered lapsed and the Board must promptly call a shareholders’ meeting to appoint a new Board.

ARTICLE 18

18.1 If the shareholders’ meeting has not appointed a Chairman, the Board will elect one of its members.

18.2 The Board, at the Chairman’s proposal, appoints a Secretary, who need not belong to the company.

ARTICLE 19

19.1 The Board meets in the place indicated in the notice whenever the Chairman or, in case of absence or impediment, the Managing Director deems necessary, or when written application has been made by the majority of the members. The Board of Directors may be convened also pursuant to Article 28.4 of the by-laws. The Board of Directors’ meetings may be held by video or teleconference if each of the participants to the meetings may be identified and if each is allowed to follow the discussion and take part to it in real time. If said conditions are met, the Meeting is considered duly held in the place where the Chairman and the Secretary are present.

19.2 Usually notice is given at least five days in advance. In cases of urgency notice may be sent earlier. The Board of Directors decides on how to convene its meetings.

19.3 The Board of Directors must likewise be convened when so requested by at least two Board members or by one member if the Board consists of three members to decide on a specific matter considered of particular importance, pertaining to management, matter to be indicated in the request.

ARTICLE 20

20.1 The Chairman of the Board or, in his absence, the oldest Board member in attendance chairs the Meeting.

ARTICLE 21

21.1 A majority of members of the Board must be present for a Board meeting to be valid.

21.2 Resolutions are taken with a majority vote of those present; should votes be equal, the person who chairs the Meeting has a casting vote.

ARTICLE 22

22.1 Resolutions of the Board are entered in the minutes, which are recorded in a book kept for that purpose pursuant to the law, and said minutes are signed by the Chairman of the Meeting and by the Secretary.

22.2 Copies of the minutes are bona fide if they are signed by the Chairman or the person acting for him and countersigned by the Secretary.

ARTICLE 23

23.1 The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company and, in particular, the Board has the power to perform all acts it deems advisable for the implementation and achievement of the company objects, except for the acts that the law or these by-laws reserve for the shareholders’ meeting.

23.2 The Board of Directors is allowed to resolve on the following matters:

•	the merger and the demerger of at least 90% directly owned subsidiaries;

•	the establishment and winding up of branches;

•	the amendment to the by-laws in order to comply with the current legislation.

23.3 The Board of Directors and the Managing Director report timely, at least every three months and however in the Board of Directors meetings, to the Board of Statutory Auditors on the activities and on the most relevant operations regarding the operational, economic and financial management of the company and its subsidiaries; in particular the Board of Directors and the Managing Director report to the Board of Statutory Auditors on operations entailing an interest on their behalf or on behalf of third parties.

ARTICLE 24

24.1 The Board of Directors delegates its powers to one of its members in compliance with the limits set forth in Article 2381 of the Civil Code; in addition the Board of Directors may delegate powers to the Chairman for researching and promoting integrated projects and strategic international agreements. The Board of Directors may at any time withdraw the delegations of powers hereon; if the Board of Directors withdraws powers delegated to the Managing Director, a new Managing Director is simultaneously appointed.

The Board of Directors, upon proposal of the Chairman and in agreement with the Managing Director, may confer powers for single acts or categories of acts on other members of the Board of Directors. The Chairman and the Managing Director, in compliance with the limits of their delegations, may delegate and empower company employees or persons not belonging to the company to represent the company for single acts or specific categories of acts.

Further, on proposal of the Managing Director and in agreement with the Chairman, the Board of Directors may also appoint one or more General Managers and determines the powers to be conferred to them.

ARTICLE 25

25.1 Legal representation towards any judicial or administrative authority and towards third parties, together with the company signature, are vested either onto the Chairman or the Managing Director.

ARTICLE 26

26.1 The Chairman and the members of the Board are remunerated in an amount established by the ordinary shareholders’ meeting. Said resolution, once taken, will remain valid for subsequent business years until the shareholders’ meeting decides otherwise.

ARTICLE 27

27.1 The Chairman:

a) represents the company according to the provisions of Article 25.1;

b) chairs the shareholders’ meeting pursuant to Article 15.1;

c) convenes and chairs meetings of the Board of Directors pursuant to Articles 19.1 and 20.1;

d) ascertains whether Board resolutions have been implemented;

e) exercises the powers delegated to him by the Board of Directors pursuant to Article 24.1 of these by-laws.

Part VI — Board of Statutory Auditors

ARTICLE 28

28.1 The Board of Statutory Auditors consists of five effective members and two alternate members. The Auditors shall have the professional and honour requirements set forth by the Ministerial Decree No. 162, dated March 30, 2000 issued by the Ministry of Justice.

Pursuant to the aforementioned Ministerial Decree, the matters strictly connected to those of interest of the Company are: companies law, business economics and corporate finance.

Pursuant to said Ministerial Decree, the sectors strictly connected with those of interest of the Company are the engineering and geological sectors.

Those who are already appointed effective auditor or supervisory board member or audit committee member in at least five companies with securities listed on regulated securities markets other than Eni S.p.A. subsidiaries may not be appointed Statutory Auditor; if elected, they will lapse.

28.2 The effective Auditors, except for the one appointed pursuant to Article 6.2 letter d) of these by-laws, and the alternate Auditors are appointed by the shareholders’ meeting on the basis of lists presented by the Shareholders; in such lists candidates are listed in numerical order. For the presentation, deposit and publication of candidate lists the procedures set forth in Article 17.3 apply.

Lists shall be divided into two sections: the first one for the candidates to be appointed effective Auditors and the second one for the candidates to be appointed alternate Auditors. At least the first candidate of each section shall be chartered accountant and have exercised audit activities for at least three years.

Two effective Auditors and one alternate Auditor will be drawn in such order from the list with the majority of votes. The other two effective Auditors and the other alternate Auditor will be appointed pursuant to Article 17.3, letter b) of the by-laws. The procedure described in this last Article shall be applied to each section of the lists involved separately.

To appoint effective or alternate Auditors for any reason not elected according to the terms of the aforementioned procedure, the shareholders’ meeting will make a resolution with the majorities prescribed by the law.

The chairmanship of the Board of Statutory Auditors will go to the Auditor appointed pursuant to Article 6.2, letter d) of these by-laws. Should an effective Auditor drawn out from the candidate list that receives the majority of votes expressed by the Shareholders be replaced, he will be succeeded by the alternate Auditor drawn out from the same candidate list; should an effective Auditor drawn out from the other candidate list be replaced, he will be substituted pursuant to Article 17.3, letter b) of the by-laws; should the Chairman of the Board of the Statutory Auditors be replaced, Article 6.2, letter d) of these by-laws shall apply.

28.3 Retiring Auditors may be reelected.

28.4 Subject to a previous communication to the Chairman of the Board of Directors, the Board of Statutory Auditors is empowered to convene the shareholders’ meeting and the Board of Directors. At least two effective Auditors are empowered to convene the shareholders’ meeting and the Board of Directors, too.

Part VII — Financial Statements and Profits

ARTICLE 29

29.1 The business year ends on December 31 every year.

29.2 At the end of each business year, the Board of Directors sees to the preparation of the company financial statements in conformity with the law.

29.3 The Board of Directors may, during the course of the business year, pay interim dividends to the Shareholders.

ARTICLE 30

30.1 Dividends not collected within five years of the day on which they are payable will be prescribed in favour of the company and allocated to reserves.

Part VIII — Winding Up and Liquidation of the Company

ARTICLE 31

31.1 In the event the company is wound up, the shareholders’ meeting will decide the manner of liquidation, appoint one or more liquidators and determine their powers and remuneration.

Part IX — General Provisions

ARTICLE 32

32.1 For matters not expressly regulated by these by-laws, the norms of the Civil Code and specific laws concerning these matters will apply.

32.2 The Ministry of Treasury, Budget and Economic Planning may retain his shareholding in the company share capital in excess of the limit set forth in Article 6.1 of these by-laws and will not be subject to the provisions of said Article 6.1 for the period set by the law.

ARTICLE 33

33.1 The company retains all assets and liabilities held before its transformation by the public law agency Ente Nazionale Idrocarburi.

Eni S.p.A.’s Shareholders’ Meeting Regulation (“The Regulation”)

Article 1 — Application

1. Ordinary and Extraordinary shareholders’ meetings (the “Meetings” or the “Meeting”) of Eni S.p.A. (“Eni”), a company incorporated under the Italian law with Registred Office in Rome, Piazzale Enrico Mattei, No. 1, are held pursuant to the norms set forth by this Regulation.

2. The Regulation approved by the Ordinary shareholders’ meeting held on December 4, 1998, is at the Shareholders’ disposal at the Company Registred Office and in the locations of the shareholders’ meeting.

Article 2 — Participation to the Meetings

1. Attendance to the meetings is disciplined by the provisions of the current legislation, Eni by-laws and the Notice of the shareholders’ meeting (the “Notice”).

2. Subject to a request to be delivered to Eni Corporate Secretary (the “Secretary”) according to the provisions set forth in the Notice at least two days before the relevant Meeting, and subject to the consent of the Chairman of the Meeting (the “Chairman”), financial analysts, experts, journalists and representatives of Eni Independent Auditors (the “Analysts”) are allowed to attend the Meeting.

3. If deemed useful by the Chairman for the correct course of the Meeting, also in relation to the items in the Agenda, employees of the Company and its subsidiaries (the “Employees”) may attend the Meeting.

Article 3 — Control of the Conditions Allowing Participation to the Meetings

1. Procedures for identification of persons wishing to attend the Meeting and controls of powers entitling their participation take place at the same location of the Meeting and begin an hour before the Meeting itself.

2. In order to simplify the aforementioned controls, those who intend to participate to the Meeting as legal or voluntary representatives of Shareholders and as Analysts, are requested to deliver to the Secretary the deeds entitling them to participate to the Meeting according to the provisions set forth in the Notice two days before the date of the Meeting.

Article 4 — Admittance to the Meeting

1. Subject to the execution of the identification and control procedures set forth in Article 3, paragraph 1, of the Regulation, persons are entitled to enter the Meeting room. As soon as the identification procedures are completed, each Shareholder or his representative (the “Shareholders” or the “Shareholder”), Employees and Analysts is given a badge to be worn until they leave the Meeting.

2. Shareholders wishing to leave the Meeting must contact the Meeting staff.

3. Unless otherwise provided by the Chairman, and notwithstanding the provisions applicable pursuant to Article 5 of the Regulation, the use of recorders, cameras and similar instruments is not allowed in the location of the Meeting.

Article 5 — Constitution and Opening of the Meeting

1. Minutes of the Meeting are written down by a secretary, not necessarily chosen among Shareholders, if a Notary public is not appointed. The secretary is appointed by the Shareholders upon proposal of the Chairman. The secretary or the Notary may use reliable staff and recording instruments.

2. The Chairman may appoint one or more scrutineers, not necessarily chosen among Shareholders, and a Chairmanship Office (the “Office”).

3. In order to assure order in the Meeting, the Chairman may apply to clerks recognisable through specific badges.

4. Pursuant to Article 14 of the by-laws, the Chairman, also through the scrutineers and the Office, controls the regularity of proxies and the right to attend the Meeting.

5. If the majority of capital necessary for the Meeting to start is not reached, the Chairman adjourns the Meeting to the next call, at least an hour after the time set in the Notice for the beginning of the Meeting.

6. Once the regular constitution has been ascertained, the Chairman opens the Meeting.

Article 6 — Interruption and Adjournment of the Meeting

1. If not otherwise resolved, the Meeting takes place in a single day. With the exclusion of Article 7, paragraph 4, of the Regulation, if necessary and if the Meeting does not vote against the proposal, the Chairman may interrupt the Meeting for periods no longer than two hours.

2. Notwithstanding Article 2374 of the Civil Code, the Meeting may resolve, with the majority of the share capital represented, the adjournment of the Meeting specifying the new location, day and hour. The term after which the adjournment may take place is set considering the cause of the interruption and cannot be longer than thirty days.

Article 7 — Discussion

1. The Chairman illustrates the items in the Agenda also through Directors, Auditors and Employees. The order of the items in the Agenda may be modified through a resolution of the shareholders’ meeting voted by the majority of the share capital represented in the Meeting.

2. The Chairman directs the Meeting and guarantees fairness in the discussion and the right to intervene of Shareholders. In view of the foregoing, at the beginning of the Meeting, the Chairman sets the maximum duration of each intervention that may not ordinarily exceed fifteen minutes. The Chairman may: (i) invite to finish interventions if longer than the term set by the Chairman or not pertinent to the items in the Agenda; (ii) avoid clear excesses of Shareholders, also interrupting their interventions; (iii) and in extreme circumstances order that the Shareholder causing such situations leaves the Meeting until the discussion on the item in the Agenda ends.

3. The request of discussion on each item in the Agenda may be presented to the Office from the beginning of the Meeting and until the Chairman opens the discussion on the relevant item. If not otherwise resolved, persons entitled are invited to speak following the order of reservation of their requests. Each Shareholder may intervene only once on each item in the Agenda.

4. If not otherwise resolved, the Chairman, also through Directors, Auditors and Employees, answers to Shareholders at the end of all interventions on each item in the Agenda. In order to answer to the questions, the Chairman may interrupt the Meeting for no longer than two hours. At the end of the answers, the Chairman declares the end of discussion. Shareholders may not reply to the answers received. After the end of the discussion, only brief declarations of vote are allowed.

Article 8 — Voting Procedures

1. The Chairman resolves whether the voting procedures on each item in the Agenda will take place after the discussion on one item only or after the discussion on more than one item.

2. Before the beginning of the voting procedures, upon resolution of the Chairman, Shareholders who have not taken part to the discussion pursuant to Article 7, paragraph 3, of the Regulation are re-admitted to the Meeting.

3. The vote is open.

4. The Chairman regulates the voting procedures and may set a term for the exercise of the voting right. At the end of the voting procedures, the polls take place. Once the poll is over, the Chairman, also through the secretary or the Notary, declares the results to the Meeting.

5. Votes expressed differently from the way set by the Chairman are considered void.

6. Shareholders who vote against or who abstain on a proposal on an item in the Agenda shall give their name to the staff in charge. Once the voting rights have been exercised on each item in the Agenda, the Chairman declares the end of the Meeting.

Article 9 — General Provisions

1. For matters not expressly regulated by this Regulation, the norms of the Civil Code and specific laws concerning these matters and the by-laws will apply.

Report on the First Quarter of 2004

contents

Summary data	2
Basis of presentation	3
Income statement	3
	4	Operating income
	5	Net sales from operations
	6	Operating expenses
	7	Employees
	7	Depreciation, amortization and writedowns
	8	Net financial expense
	8	Net income from investments
	9	Net extraordinary income
	9	Income taxes
	9	Minority interests
Consolidated balance sheet	10
Capital expenditure and investments	11
Management’s expectations of operations	12
Operating results by business segments	14	Exploration & Production
	15	Gas & Power
	17	Refining & Marketing
	18	Petrochemicals
	19	Oilfield Services Construction and Engineering

May 11, 2004

Summary financial data	(million €)

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
13,634	Net sales from operations	14,359	14,710	351	2.4
2,508	Operating income	3,333	3,173	(160)	(4.8)
1,540	Net income	2,006	2,145	139	6.9
2,687	Capital expenditure	1,735	1,741	6	0.3
13,543	Net borrowings at period end	11,708	11,280	(428)	(3.7)

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results of operations and changes in average net borrowings for the first quarter of the year cannot be extrapolated for the full year.

Summary operating data

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
1,637	Daily production of hydrocarbons (1) (thousand boe)	1,498	1,628	130	8.7
1,035	oil (thousand barrels)	925	1,016	91	9.8
602	natural gas (2) (thousand boe)	573	612	39	6.8
18.96	Sales of natural gas to third parties in primary distribution (billion cubic meters)	21.88	23.23	1.35	6.2
0.58	Natural gas consumed by Eni (billion cubic meters)	0.51	0.79	0.28	54.9
1.41	Sales of natural gas in secondary distribution outside Italy (billion cubic meters)	1.66	1.76	0.10	6.0
20.95	Sales of natural gas to third parties and volumes consumed by Eni (billion cubic meters)	24.05	25.78	1.73	7.2
6.58	Natural gas transported on behalf of third parties in Italy (billion cubic meters)	5.90	6.89	1.0	16.8
1.88	Electricity production sold (terawatthour)	1.26	2.51	1.25	99.2
13.70	Sales of refined products (million tonnes)	12.06	12.98	0.92	7.6
1,212	Sales of petrochemicals products (thousand tonnes)	1,413	1,242	(171)	(12.1)

(1)	Includes natural gas volumes consumed in operations (22,000 and 35,000 boe/day in the first quarter of 2003 and 2004, respectively).

(2)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of proved reserves recorded at December 31, 2003 and has a negligible impact on production expressed in boe in 2004.

Key market indicators

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
29.42	Average price of Brent dated crude oil (1)	31.51	31.95	0.44	1.4
1.189	Average EUR/USD exchange rate (2)	1.073	1.250	0.18	16.5
24.74	Average price in euro of Brent dated crude oil	29.37	25.56	(3.81)	(13.0)
2.34	Average European refining margin (3)	3.81	2.21	(1.60)	(42.0)
2.2	Euribor — three-month euro rate (%)	2.7	2.1	(0.60)	(22.2)

(1)	In US dollars per barrel. Source: Platt’s Oilgram.

(2)	Source: ECB.

(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

2

ENI REPORT ON THE
FIRST QUARTER OF 2004

Basis of presentation

Eni’s accounts at March 31, 2004, have been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) with a regulation contained in decision No. 11971 of May 14, 1999, as amended.

Financial information relating to income statement data are presented for the first quarter of 2004 and for the first and fourth quarter of 2003. Financial information relating to balance sheet data are presented at March 31, 2004 and 2003 and December 31, 2003. In the preparation of this report on the first quarter of 2004, the same accounting principles applied to the preparation of 2003 financial statements were adopted. Tables are comparable with those of 2003 financial statements and the first half report.

The first quarter accounts are not audited.

Income statement

(million €)

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
13,634	Net sales from operations	14,359	14,710	351	2.4
383	Other income and revenues	151	196	45	29.8
(10,090)	Operating expenses	(10,003)	(10,578)	(575)	(5.7)
(1,419)	Depreciation, amortization and writedowns	(1,174)	(1,155)	19	1.6
2,508	Operating income	3,333	3,173	(160)	(4.8)
(48)	Net financial expense	(31)	(34)	(3)	(9.7)
(85)	Net income (expense) from investments	27	30	3	11.1
2,375	Income before extraordinary items and income taxes	3,329	3,169	(160)	(4.8)
(110)	Net extraordinary income (expense)	191	499	308	161.3
2,265	Income before income taxes	3,520	3,668	148	4.2
(562)	Income taxes	(1,384)	(1,358)	26	1.9
1,703	Income before minority interest	2,136	2,310	174	8.1
(163)	Minority interest	(130)	(165)	(35)	(26.9)
1,540	Net income	2,006	2,145	139	6.9

Eni’s net income for the first quarter of 2004 totaled euro 2,145 million, an increase of euro 139 million over the first quarter of 2003, up 6.9%, due to: (i) higher net extraordinary income (euro 308 million), related to a euro 519 million gain on the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA; (ii) an increase in volumes sold in particular in the Exploration & Production and Gas & Power segments. As the price in dollars of Brent remained approximately on the same levels of the first quarter of 2003 (up 1.4%), these positive factors were partly offset by the negative impact estimated in euro 380 million on operating income due to the 16.5% depreciation of the dollar over the euro, mostly due to the conversion of financial statements of subsidiaries with currency other than the euro.

In the first quarter of 2004, streamlining and efficiency improvement continued and allowed cost savings amounting to about euro 80 million (on a constant exchange rate basis).

3

ENI REPORT ON THE
FIRST QUARTER OF 2004

Operating income

(million €)

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
1,379	Exploration & Production	1,735	1,569	(166)	(9.6)
1,169	Gas & Power	1,529	1,572	43	2.8
108	Refining & Marketing	117	103	(14)	(12.0)
(63)	Petrochemicals	(17)	2	19	—
91	Oilfield Services Construction and Engineering	60	62	2	3.3
(65)	Other activities	(31)	(81)	(50)	(161.3)
(111)	Corporate and financial companies	(60)	(54)	6	10.0

2,508	Operating income	3,333	3,173	(160)	(4.8)

Eni’s operating income for the first quarter of 2004 totaled euro 3,173 million, a decline of euro 160 million over the first quarter of 2003, down 4.8%, due in particular to the decline registered in the:

•	Exploration & Production segment (euro 166 million, down 9.6%) related essentially to the depreciation of the dollar over the euro and higher writedowns of mineral assets (euro 77 million), whose effects were offset in part by higher hydrocarbon production sold (14.7 million boe, up 11.4%), lower exploration costs (euro 96 million on a constant exchange rate basis) and gains on the sale of mineral assets (euro 75 million);

•	Refining & Marketing segment (euro 14 million, down 12%) due mainly to the depreciation of the dollar over the euro.

These declines were offset in part by an increase in operating income recorded by the Gas & Power segment (euro 43 million, up 2.8%) related essentially to a growth in volumes sold of natural gas (up 7.2%) and electricity (almost doubled), whose effects were offset by lower commercial margins.

4

ENI REPORT ON THE
FIRST QUARTER OF 2004

Quarterly operating income of oil and gas activities

Net sales from operations

(million €)

	First quarter
	2003	2004	Change	% Ch.
Exploration & Production	3,444	3,238	(206)	(6.0)
Gas & Power	5,593	5,582	(11)	(0.2)
Refining & Marketing	5,485	5,833	348	6.3
Petrochemicals	1,294	1,114	(180)	(13.9)
Oilfield Services Construction and Engineering	1,106	1,377	271	24.5
Other activities	334	276	(58)	(17.4)
Corporate and financial companies	116	181	65	56.0
Consolidation adjustment	(3,013)	(2,891)	(122)	(4.0)

	14,359	14,710	351	2.4

Eni’s net sales from operations (revenues) for the first quarter of 2004 amounted to euro 14,710 million, representing a euro 351 million increase over the first quarter of 2003, up 2.4%, due essentially to higher volumes sold in Eni’s main operating segments, whose effects were partially offset by the conversion of financial statements of subsidiaries with currency other than the euro (with an estimated impact of euro 415 million).

Revenues generated by the Exploration & Production segment (euro 3,238 million) declined by euro 206 million, down 6%, due essentially to the appreciation of the euro in particular over the dollar whose effects were offset in part by higher hydrocarbon production sold (14.7 million boe, up 11.4%).

Revenues generated by the Gas & Power segment (euro 5,582 million) declined by euro 11 million, down 0.2%, due essentially to lower prices for natural gas related mainly to the trend in the price environment related to the appreciation of the euro over the dollar, offset almost entirely by higher volumes sold of natural gas (1.73 billion cubic meters including volumes consumed in operations, up 7.2%) and electricity (1.25 terawatthour, up 99%).

5

ENI REPORT ON THE
FIRST QUARTER OF 2004

Revenues generated by the Refining & Marketing segment (euro 5,833 million) increased by euro 348 million, up 6.3%, essentially due to higher volumes sold (0.92 million tonnes, up 7.6%) in particular to oil companies and traders (730,000 tonnes, up 15.6%) and on retail markets in the rest of Europe (190,000 tonnes, up 31%) related to the service stations purchased in 2003. This positive effect was offset in part by lower sale prices of refined products related mainly to the effects of the appreciation of the euro over the dollar.

Revenues generated by the Petrochemical segment (euro 1,114 million) declined by euro 180 million, down 13.9%, due mainly to the 12% decline in volumes sold, related in particular to the progressive return to operations of plants in Sicily after the standstill of the Gela refinery and the Priolo cracker in late 2003 and a 1.4% decline in the average sale prices of products.

Revenues generated by the Oilfield Services, Construction and Engineering segment (euro 1,377 million) increased by euro 271 million, up 24.5%, due to mainly to higher activity levels.

REVENUES BY GEOGRAPHIC AREA

(million €)

	First quarter
	2003	2004	% Ch.
Italy	7,778	7,456	(4)
Rest of European Union	2,988	3,917	31
Rest of Europe	766	896	17
Africa	766	918	20
Americas	1,404	982	(30)
Asia	586	475	(19)
Other areas	78	64	(18)
Total outside Italy	6,588	7,252	10

	14,366	14,708	2

Operating expenses

(million €)

	First quarter
	2003	2004	Change	% Ch.
Purchases, services and other	9,231	9,804	573	6.2
Payroll and related costs	772	774	2	0.3

	10,003	10,578	575	5.7

Operating expenses for the first quarter of 2004 (euro 10,578 million) increased by euro 575 million compared to the first quarter of 2003, up 5.7%, essentially due to higher volumes of petroleum products purchased for resale in the Refining & Marketing segment and higher activity levels in the Oilfield Services, Construction and Engineering

6

ENI REPORT ON THE
FIRST QUARTER OF 2004

segment. These negative factors were partially offset by the effect the conversion of financial statements denominated in currencies other than the euro.

Labor costs (euro 774 million) increased by euro 2 million, up 0.3%, due mainly to an increase in unit labor cost and in the average number of employees in Italy and higher activity levels outside Italy in the Oilfield Services, Construction and Engineering segment, whose effects were offset in part by a decline in the number of employees related to streamlining and divestments and the effect of the conversion of financial statements denominated in currencies other than the euro.

Employees

(units)

	Dec. 31, 2003	Mar. 31, 2004	Change
Exploration & Production	7,718	7,726	8
Gas & Power	12,982	12,849	(133)
Refining & Marketing	13,277	13,325	48
Petrochemicals	7,050	6,967	(83)
Oilfield Services Construction and Engineering	26,457	27,400	943
Other activities	6,380	6,320	(60)
Corporate and financial companies	2,657	2,694	37

	76,521	77,281	760

As of March 31, 2004, employees were 77,281, with an increase of 760 employees over December 31, 2003, up 1%. Outside Italy employees increased by 627 units due to the hiring of personnel on a fixed term base in Oilfield Services and Construction, whose effect was offset in part by a decline in natural gas secondary distribution and the sale of the Baytown petrochemical plant in the USA. In Italy, employees increased by 133 persons, in particular 323 persons were hired on open end contracts (of these 179 hold a university degree), offset in part by dismissals.

Depreciation, amortization and writedowns

(million €)

	First quarter
	2003	2004	Change	% Ch.
Exploration & Production	777	668	(109)	(14.0)
Gas & Power	128	130	2	1.6
Refining & Marketing	112	118	6	5.4
Petrochemicals	32	30	(2)	(6.3)
Oilfield Services Construction and Engineering	66	65	(1)	(1.5)
Other activities	14	11	(3)	(21.4)
Corporate and financial companies	15	23	8	53.3
Total amortization and depreciation	1,144	1,045	(99)	(8.7)
Writedowns	30	110	80	266.7

	1,174	1,155	(19)	(1.6)

7

ENI REPORT ON THE
FIRST QUARTER OF 2004

Depreciation, amortization and writedown charges in the first quarter of 2004 (euro 1,155 million) decreased by euro 19 million over the first quarter of 2003, down 1.6%.

Depreciation and amortization charges (euro 1,045 million) declined by euro 99 million due the decline registered in particular in the Exploration & Production segment (euro 109 million) related to the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro and lower exploration costs (euro 96 million on a constant exchange rate basis), offset in part by higher development amortization charges related to higher production (euro 61 million on a constant exchange rate basis).

Writedowns (euro 110 million) increased by euro 80 million and concerned essentially the impairment of assets in the Exploration & Production segment (euro 107 million).

The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities amounted to euro 27 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 30 million, in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item net income from investments, the overall effect of goodwill amortization amounted to euro 57 million.

Net financial expense

In the first quarter of 2004 net financial expense (euro 34 million) increased by euro 3 million over the first quarter of 2003, up 9.7%, due mainly to an increase of approximately euro 650 million in average net borrowings, whose effect was offset in part by lower interest rates on European markets (Euribor down 0.6 points) and by the effect of the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

Net income from investments

Net income from investments in the first quarter of 2004 amounted to euro 30 million (euro 27 million in the first quarter of 2003) and represented the balance of income of euro 58 million and expense of euro 28 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 44 million), in particular in the Gas & Power (euro 29 million), Refining & Marketing (euro 10 million) and Oilfield Services, Construction and Engineering segments (euro 5 million); (ii) dividends received by subsidiaries accounted for at cost (euro 12 million). Expense concerned essentially Eni’s share of losses of subsidiaries accounted for with the equity method and Eni’s share in losses of subsidiaries accounted for at cost, relating in particular to Galp Energia SGPS SA (euro 17 million affected by the euro 27 million writedown of the difference between purchase cost and net book value) and Albacom (euro 5 million).

8

ENI REPORT ON THE
FIRST QUARTER OF 2004

Net extraordinary income

(million €)

	First quarter
	2003	2004
Extraordinary income
Gains on disposals	228	520
Other extraordinary income		8

	228	528
Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(4)	(3)
- cost of redundancy incentives	(16)	(10)
- writedowns of fixed assets and losses from investments	(9)

	(29)	(13)
Other extraordinary expense	(8)	(16)
Total extraordinary expense	(37)	(29)

	191	499

Net extraordinary income of euro 499 million (euro 191 million in the first quarter of 2003) represented the balance of extraordinary income of euro 528 million and extraordinary expense of euro 29 million. Income concerned essentially the euro 519 million gain on the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (the contract was signed on March 29, 2004, Eni cashed in the proceeds on April 1, 2004).

Expense concerned essentially redundancy incentives of euro 10 million in particular in the Refining & Marketing and Gas & Power segments.

In the first quarter of 2003 net extraordinary income concerned essentially the settlement paid by Edison SpA over the Enimont dispute (euro 200 million).

Income taxes

Income taxes (euro 1,358 million) declined by euro 26 million, down 1.9% over the first quarter of 2003. Tax rate declined by 2.3 percentage points (from 39.3 to 37%) due to the exemption from income tax of corporations granted to the gain on the sale of 9.054% of Snam Rete Gas share capital and the one percentage point decline in tax rate (from 34 to 33%).

Minority interests

Minority interests (euro 165 million) concerned in particular Snam Rete Gas SpA (euro 129 million) and Saipem SpA. The euro 35 million increase over the first quarter of 2003 was due essentially to the increase in minority interest in Snam Rete Gas related to the sale of 9.054% of its share capital.

9

ENI REPORT ON THE
FIRST QUARTER OF 2004

Consolidated balance sheet

(million €)

	Dec. 31, 2003	Mar. 31, 2004	Change
Net capital employed	41,861	42,471	610
Shareholders’ equity including minority interests	28,318	31,191	2,873
Net borrowings	13,543	11,280	(2,263)
Total liabilities and shareholders’ equity	41,861	42,471	610
Debt and bonds	16,254	14,006	(2,248)
Cash	(2,711)	(2,726)	(15)
Net borrowings	13,543	11,280	(2,263)

The depreciation of the euro over other currencies, in particular the US dollar (the EUR/USD exchange rate was down 3.2% over December 31, 2003) determined with respect to 2003 year-end an estimated increase in the book value of net capital employed of about euro 650 million, in net equity of about euro 430 million and in net borrowings of about euro 220 million as a result of the conversion of financial statements denominated in currencies other than the euro at March 31, 2004.

Net borrowings at March 31, 2004 amounted to euro 11,280 million, a euro 2,263 million decline over December 31, 2003, due to: (i) cash flow generated by operating activities, influenced also by seasonality effects; (ii) the divestment of assets (euro 106 million) in the Exploration & Production and Petrochemical segments. These positive factors were offset in part by financial requirements for capital expenditure and investment (euro 1,766 million) and the effects of changes in consolidation and of the conversion of financial statements of subsidiaries denominated in currencies other than the euro.

Debts and bonds amounted to euro 14,006 million, of which 5,867 were short-term and 8,139 were medium and long-term.

Net equity at March 31, 2004 (euro 31,191 million) increased by euro 2,873 over December 31, 2003, due essentially to the net income before minority interest of the first quarter of 2003 (euro 2,310 million) and the effects of the conversion of financial statements denominated in currencies other than the euro (euro 430 million).

In the period from January 1 to March 31, 2004 a total of 0.80 million own shares were purchased for a total of euro 12.4 million (on average euro 15.612 per share). At March 31, 2004, Eni held 231.38 million own shares, equal to 5.78% of its share capital, for a total of euro 3,180 million (on average euro 13.744 per share).

10

ENI REPORT ON THE
FIRST QUARTER OF 2004

Capital expenditure and investments

(million €)

	First quarter
	2003	2004	Change	% Ch.
Exploration & Production	1,278	1,204	(74)	(5.8)
Gas & Power	235	338	103	43.8
Refining & Marketing	71	81	10	14.1
Petrochemicals	12	13	1	8.3
Oilfield Services Construction and Engineering	93	49	(44)	(47.3)
Other activities	13	12	(1)	(7.7)
Corporate and financial companies	33	44	11	33.3
Capital expenditure	1,735	1,741	6	0.3
Investments	3,512	25	(3,487)	(99.3)

	5,247	1,766	(3,481)	(66.3)

Capital expenditure amounted to euro 1,741 million, of which 93% related to the Exploration & Production, Gas & Power and Refining & Marketing segments.

Capital expenditure of the Exploration & Production segment in the first quarter of 2004 amounted to euro 1,204 million, declining by euro 74 million over the first quarter of 2003, down 5.8%.

Expenditure for development and capital goods totaled euro 1,136 million, of which about 92% outside Italy, increasing by 8.6%. Outside Italy, development expenditure concerned mainly the following countries: Libya (in particular the Wafa and Bahr Essalam project), Iran (the South Pars project, phases 4 and 5), Angola (fields in Block 15) and Kazakhstan. Expenditure in Italy concerned primarily the continuation of work for plant and infrastructure in Val d’Agri and actions for optimization and recovery in producing fields. Exploration expenditure amounted to euro 68 million (of which about 88% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Egypt, Indonesia, Norway, Venezuela and Kazakhstan. In Italy essentially the onshore of Sicily and Central Italy.

Capital expenditure in the Gas & Power segment totaled euro 338 million, with a euro 103 million increase over the first quarter of 2003, up 43.8%, and related in particular to: (i) development and maintenance of Eni’s primary transmission and distribution network in Italy (euro 126 million); (ii) the continuation of the construction of combined cycle power plants (euro 80 million) in particular at Ferrera Erbognone, Brindisi and Mantova; (iii) the construction of the Greenstream gasline (euro 60 million) that will carry natural gas from Libyan fields to Sicily; (iv)development and maintenance of Eni’s secondary transmission and distribution network in Italy (euro 48 million).

Capital expenditure in the Refining & Marketing division amounted to euro 81 million, with a euro 10 million increase over the first quarter of 2003, up 14.1%, and concerned essentially: (i) refining and logistics (euro 49 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications; (ii) the upgrade of the distribution network in Italy (euro 16 million); (iii) the upgrade of the distribution network in the rest of Europe and the purchase of service stations (euro 9 million, of which 5 related to purchases in France and Spain).

11

ENI REPORT ON THE
FIRST QUARTER OF 2004

Capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 49 million, with a euro 44 million decline over the first quarter of 2003, down 47.3%, and concerned mainly oilfield services and construction (euro 48 million) related in particular to: (i) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4 and on the Perro Negro 3 jack-up; (ii) the preparation of plants required for the Sakhalin project in Russia; (iii) the construction and upgrade of logistical support means in Kazakhstan and Angola for the Offshore construction area.

Management’s expectations of operations

Trends in 2004 of main outside variables that influence Eni’s results of operations are indicated below:

•	worldwide demand for oil is expected to increase by more than 1% over 2003 due to the recovery of world economy propelled by the USA, China and Japan;

•	Eni’s forecast on oil prices in 2004 indicates an average price of Brent in line with that of 2003 (28.84 dollars/barrel) that reflects an hypothesis of stabilization of demand in the second part of the year;

•	in 2004 the euro is expected to continue its appreciation over the dollar, due to the adjustment process of the US current deficit, whose effects are offset in part by the different growth rates in the USA and the euro area. Eni forecasts an average euro/dollar exchange rate of about 1.25 dollars per euro, a 10% increase as compared to the average exchange rate of 2003 (1 euro = 1.131 US dollar);

•	the demand for natural gas in Italy, assuming normal temperatures, is expected to remain at 2003 levels (about 77 billion cubic meters);

•	refining margins in Europe are expected to maintain the average levels registered in the second half of 2003. The trend of margins will be supported by the expected increase in demand for gasolines in the USA and medium distillates in Asia.

The following are the forecasts for Eni’s key production and sales metrics in 2004:

•	daily production of hydrocarbons (1.56 million boe/day in 2003), net of the effect of the rationalization of the portfolio of mineral assets is forecasted to grow in line with the planned average growth rate for the 2003-2007 period (approximately 5% per year). Increases in 2004 will be achieved through production growth and start-ups outside Italy in areas where Eni’s presence is consolidated (Nigeria, Kazakhstan, Angola, Algeria and Libya) and more recently acquired ones (Iran, Pakistan, Venezuela and Australia);

•	volumes of natural gas sold in primary distribution in Italy and the rest of Europe (including volumes of natural gas consumed by Eni) are expected to increase by about 5% (67.02 billion cubic meters in 2003); volumes transported on behalf of third parties in Italy are expected to increase by about 9% (24.63 billion cubic meters in 2003) related to the forecasted trends of demand and the reaching in 2003 of full volumes of supply contracts with operators in this segment;

•	electricity production sold is expected to increase by 100% (5.55 terawatthour in 2003) due to the coming on-stream of new generation capacity (1.4 gigawatt) in particular at the Ferrera Erbognone and Ravenna sites (total generation capacity was 1.9 gigawatt in 2003);

12

ENI REPORT ON THE
FIRST QUARTER OF 2004

•	total refinery processing intake on wholly owned refineries is expected to increase by about 3% (31.80 million tonnes in 2003) and refineries are expected to run at full capacity;

•	sales of refined products on retail markets in Italy and the rest of Europe are expected to increase by about 3% (14.01 million tonnes in 2003); average throughput is expected to increase both in Italy (1,813,000 liters in 2003) and in the rest of Europe (2,378,000 liters in 2003).

In 2004 capital expenditure is expected to amount to approximately euro 8 billion; about 92% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining & Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment the development of fields in Libya, Iran, Italy, Angola and Kazakhstan (Kashagan and Karachaganak) as well as exploration; (ii) in the Gas & Power segment upgrade and maintenance of Eni’s primary and secondary natural gas transmission network, as well as continuation of the plan for power station construction; (iii) in the Refining & Marketing segment the construction of a tar gasification plant at the Sannazzaro refinery and the maintenance and upgrade of the fuel distribution network.

13

ENI REPORT ON THE
FIRST QUARTER OF 2004

Exploration & Production

Exploration & Production

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
1,379	Operating income (million euro)	1,735	1,569	(166.0)	(9.6)
1,637	Daily production of hydrocarbons (thousand boe)	1,498	1,628	130.0	8.7
293	Italy	310	278	(32.0)	(10.3)
369	North Africa	333	367	34.0	10.2
278	West Africa	235	301	66.0	28.1
348	North Sea	367	334	(33.0)	(9.0)
349	Rest of world	253	348	95.0	37.5
147.7	Hydrocarbon production sold (million boe)	128.6	143.3	14.7	11.4

Operating income for the first quarter of 2004 totaled euro 1,569 million, representing a euro 166 million decrease over the first quarter of 2003, down 9.6%, due mainly to the effect of the appreciation of the euro over the dollar and higher impairment of proved and unproved property (euro 77 million). These negative factors were offset in part by: (i) higher hydrocarbon production sold (14.7 million boe, up 11.4%); (ii) lower exploration costs (euro 96 million on a constant exchange rate basis); (iii) the recording of gains on the sale of assets for euro 75 million as part of Eni’s portfolio streamlining program.

In the first quarter of 2004 daily hydrocarbon production amounted to 1,628,000 boe (oil and condensates 1,016,000 barrels, natural gas 612,000 boe) increasing by 130,000 boe, up 8.7%, due to: (i) production increases mainly in Venezuela, Nigeria, Pakistan, Egypt and Kazakhstan; (ii) the start-up of new fields mainly in Australia, Angola, Pakistan, Nigeria and Norway. These increases were partly offset by declines in mature fields mainly in Italy, the United Kingdom and the United States and the effect of the divestment of assets in the United Kingdom in 2003. The share of production outside Italy was 82.9% (79.3% in 2003).

Daily production of oil and condensates (1,016,000 barrels) increased by 91,000 barrels, up 9.8%, due to increases registered in: (i) Venezuela, also due to the fact that in 2003 production had been interrupted during a general strike; (ii) Nigeria, also due to the start-up of the Abo field (Eni operator with a 50.19% interest); (iii) Angola, also due to the start-up of the Xikomba field (Eni’s interest 20%); (iv) Australia, for the start-up of the Woollybutt field (Eni operator with a 65% interest) and of the Bayu Undan field (Eni’s interest 12.04%); (v) Egypt, Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest), Congo and Algeria. These increases were partly offset by: (i) declines of mature fields in particular in Italy, the United Kingdom and the United States; (ii) standstills in the Val d’Agri to allow for the connection of producing fields to the fourth treatment train of the oil center; (iii) the effect of the divestment of assets in the United Kingdom in 2003.

Daily production of natural gas (612,000 boe) increased by 39,000 boe, up 6.8%, due essentially to increases registered in Pakistan (reaching of full production at the Bhit field , Eni operator with a 40% interest, and start-up of the Sawan field, Eni’s interest 23.68%), Egypt for the increase in local demand, Norway (start-up of the Mikkel field, Eni’s interest 14.9%), Kazakhstan and Nigeria. These increases were offset in part by declines of mature fields in particular in Italy, the United States and the United Kingdom.

14

ENI REPORT ON THE
FIRST QUARTER OF 2004

Hydrocarbon production sold amounted to 143.3 million boe. The 4.9 million boe difference over production was due essentially to natural gas consumed in operations (3.2 million boe) and underlifting1 outside Italy for 1.6 million boe.

Gas & Power

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
1,169	Operating income (million euro)	1,529	1,572	43	2.8
18.96	Sales in primary distribution (billion cubic meters)	21.88	23.23	1.35	6.2
14.40	Italy	18.37	17.97	(0.40)	(2.2)
7.44	Wholesalers (distribution companies)	11.18	10.98	(0.20)	(1.8)
3.13	Industrial users	3.37	3.06	(0.31)	(9.2)
3.83	Thermoelectric users	3.82	3.93	0.11	2.9
4.55	Rest of Europe	3.51	5.25	1.74	49.6
0.01	Other outside Italy		0.01	0	—
1.41	Sales in secondary distribution outside Italy (billion cubic meters)	1.66	1.76	0.10	6.0
20.37	Total sales to third parties	23.54	24.99	1.45	6.2
0.58	Volumes consumed by Eni (billion cubic meters)	0.51	0.79	0.28	54.9
20.95	Sales to third parties and volumes consumed by Eni	24.05	25.78	1.73	7.2
20.72	Transport of natural gas in Italy (billion cubic meters)	21.90	22.29	0.39	1.8
14.14	Eni	16.00	15.40	(0.60)	(3.8)
6.58	Third parties	5.90	6.89	0.99	16.8
1.88	Electricity production sold (terawatthour)	1.26	2.51	1.25	99.2

Operating income in the first quarter of 2004 amounted to euro 1,572 million, a euro 43 million increase over the first quarter of 2003, up 2.8%, due mainly to: (i)an overall 7.2% increase in natural gas volumes sold in primary and secondary distribution outside Italy (1.73 billion cubic meters, including volumes consumed by Eni), whose effects were offset in part by a change in the sales mix and a higher share of sales in the rest of Europe related to the compliance with the ceilings2 set on sales in Italy by Legislative Decree No. 164/2000; (ii) higher results in power generation (euro 33 million) related in particular to increased production sold, nearly doubled (1.25 terawatthour); (iii) higher volumes sold and transmitted in secondary distribution in Italy. These positive factors were offset in part by: (i) lower margins in primary distribution, essentially due the trend in the price environment related in particular to the effects of the different measure of appreciation of the euro over the dollar with respect to the first quarter of 2003; (ii) a decline in margins in secondary distribution in Italy related to lower transmission tariff.

(1)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

(2)	The ceiling on sales to end customers is 50%; the ceiling on volumes input into the Italian network to be sold in Italy is 71%.

15

ENI REPORT ON THE
FIRST QUARTER OF 2004

Natural gas sales in primary distribution (23.23 billion cubic meters) increased by 1.35 billion cubic meters over the first quarter of 2003, up 6.2%, due to higher sales in the rest of Europe (1.74 billion cubic meters), offset in part by lower sales in Italy (0.40 billion cubic meters).

Natural gas sales in Italy (17.97 billion cubic meters) decreased by 0.40 billion cubic meters (down 2.2%), due essentially to lower sales to industrial customers (0.31 billion cubic meters) and wholesalers (0.20 billion cubic meters) related to the compliance with ceilings set to sales on the Italian market by Legislative Decree No. 164/2000, whose effects were offset in part by higher sales to thermoelectric customers (0.11 billion cubic meters).

Natural gas sales in the rest of Europe (5.25 billion cubic meters) increased by 1.74 billion cubic meters, up 49.6% due to increases registered in: (i) gas marketing activities in the United Kingdom (0.53 billion cubic meters); (ii) sales under long-term supply contracts with operators of the natural gas market (0.50 billion cubic meters), in particular Edison; (iii) supplies to the Turkish market via the Blue Stream gasline (0.36 billion cubic meters); (iv) Spain (0.19 billion cubic meters) related to the start-up of supplies to Eni’s affiliate Unión Fenosa Gas; (v) Germany, related to the start-up of supplies to the German market to Eni’s affiliate GVS (0.10 billion cubic meters).

Sales in secondary distribution outside Italy (1.76 billion cubic meters) increased by 0.10 billion cubic meters, up 6%, due mainly to higher volumes sold in Hungary, also due to the purchase of Tigaz 2 in the second half of 2003.

Volumes of natural gas consumed in operations3 amounted to 0.79 billion cubic meters (0.51 billion cubic meters in the first quarter of 2003) and concerned essentially supplies to EniPower (0.46 billion cubic meters) in the thermoelectric segment and to Polimeri Europa (0.08 billion cubic meters) and to Eni’s Refining & Marketing division (0.05 billion cubic meters) in the industrial segment.

Eni transported 22.29 billion cubic meters of natural gas in Italy, an increase of 0.39 billion cubic meters, up 1.8%.

Electricity production sold amounted to 2.51 terawatthour, with an increase of 1.25 terawatthour, up 99.2%, due essentially to the start-up of the first and second 390 megawatt generating units at the Ferrera Erbognone plant (in October 2003 and in February 2004, respectively), with a total increase of 1.03 terawatthour, and in March 2004 of the first 390 megawatt generation unit at Ravenna (up 0.18 terawatthour).

(3)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000 the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

16

ENI REPORT ON THE
FIRST QUARTER OF 2004

Refining & Marketing

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
108	Operating income (million euro)	117	103	(14)	(12.0)
12.83	Sales (million tonnes)	12.06	12.98	0.92	7.6
2.77	Retail sales Italy	2.57	2.55	(0.02)	(0.8)
0.84	Retail sales rest of Europe	0.61	0.80	0.19	31.1
0.31	Retail sales Brazil	0.27	0.28	0.01	3.7
2.92	Wholesale sales Italy	2.50	2.56	0.06	2.4
1.45	Wholesale sales outside Italy	1.44	1.39	(0.05)	(3.5)
4.54	Other sales	4.67	5.40	0.73	15.6

Operating income in the first quarter of 2004 amounted to euro 103 million, a euro 14 million decrease over the first quarter of 2003, down 12%, due mainly to: (i) the appreciation of the euro over the dollar in refining; (ii) the fact that in the first quarter of 2003 the release of the Lifo reserve related to a decrease in stocks was registered (euro 29 million; euro 5 million in the first quarter of 2004). These negative factors were offset in part by: (i) higher processing, in particular at the Taranto refinery, also due to fewer standstills; (ii) the positive effect of an increase in the differential between the prices of light crudes and products and heavy crudes and fuel oil, which favored Eni’s refining system, characterized by its high conversion capacity; (iii) increased operating income in marketing mainly due to increased volumes sold in the rest of Europe (190,000 tonnes, up 31.1%) also following the purchase of service stations in Spain, Germany and France in 2003.

Sales of refined products on retail and wholesale markets in Italy and the rest of Europe (6.72 million tonnes) increased by 300,000 tonnes, up 4.7% over the first quarter of 2003. Sales in Italy (5.11 million tonnes) increased by 40,000 tonnes, up 0.8%, due to higher sales on wholesale markets (60,000 tonnes, up 2.4%) offset in part by lower retail sales (20,000 tonnes, down 0.8%) due mainly to the sale/closure of service stations. At March 31, 2004, Eni’s retail distribution network in Italy consisted of 7,297 service stations, 7 more than at December 31, 2003, but 413 less than at March 31, 2003.

Sales of refined products in the rest of Europe (1.61 million tonnes) increased by 260,000 tonnes, up 19.3%, due to increases registered on retail markets (up 190,000 tonnes) related to the progressive consolidation of service stations purchased in 2003, in particular in Spain, Germany and France. At March 31, 2004, Eni’s retail distribution network in the rest of Europe consisted of 1,827 service stations, 14 more than at December 31, 2003, and 367 more than at March 31, 2003.

17

ENI REPORT ON THE
FIRST QUARTER OF 2004

Petrolchemicals

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
(63)	Operating income (million euro)	(17)	2	19	—
1,212	Sales (thousand tonnes)	1,413	1,242	(171)	(12.1)
600	Basic petrochemicals	728	634	(94)	(12.9)
284	Styrenes and elastomers	304	297	(7)	(2.3)
328	Polyethylenes	381	311	(70)	(18.4)

In the first quarter of 2004 operating income amounted to euro 2 million (euro 17 million loss in the first quarter of 2003); the euro 19 million improvement was due mainly to a recovery in margins related to the decline in oil-based feedstock costs in euro combined with a slight decline in sale prices, whose effects were offset in part by lower volumes sold (down 12.1%).

Sales of petrochemical products (1.24 million tonnes) declined by 171,000 tonnes, down 12.1% over the first quarter of 2003, due in particular to declines in: (i) polyethylene (down 18.3%) and basic chemicals (down 12.9%) due to the progressive restarting of production in Sicily after the standstill of the Gela refinery and the Priolo cracker in the last part of 2003, as well as the standstill of Porto Torres and lower demand in particular in March; (ii) elastomers (down 6.3%) due to the standstill of the polybutadiene rubber plant in Ravenna and the sale of the thermoplastic rubber plant in Baytown.

18

ENI REPORT ON THE
FIRST QUARTER OF 2004

Oilfield Services Construction and Engineering

(million €)

Fourth quarter		First quarter
2003		2003	2004	Change	% Ch.
91	Operating income	60	62	2	3.3
	Order backlog	10,267	9,017	(1,250)	(12.2)
	Oilfield services and construction	5,496	5,245	(251)	(4.6)
	Engineering	4,771	3,772	(999)	(20.9)

Operating income for the first quarter of 2004 totaled euro 62 million, of which euro 59 million related to oilfield services and construction, with a euro 2 million increase over the first quarter of 2003, up 3.3%, due mainly to engineering, related to higher activity levels, in particular in the oil & gas area in the middle East and North Africa. Operating income of oilfield services and construction remained unchanged: the decline in income of the Onshore construction area due to the completion of relevant contracts in Kazakhstan (Karachaganak field) and Saudi Arabia was offset by higher income in Offshore construction due to new contracts in West and North Africa.

Orders acquired in the first quarter of 2004 amounted to euro 1,026 million. About 94% of new orders acquired was represented by work to be carried out outside Italy, and 24% by work originated by Eni companies. Eni’s order backlog was euro 9,017 million at March 31, 2004 (euro 9,405 million at December 31, 2003). Projects to be carried out outside Italy represented 81% of the total order backlog, while orders from Eni companies amounted to 10% of the total.

19

ENI REPORT ON THE
FIRST QUARTER OF 2004

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock: €4,002,936,826 fully paid
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Investor Relations
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Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Layout and supervision: Studio Joly Srl - Rome
Digital printing: System Graphic - Rome

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